United States securities and exchange commission logo





                              January 30, 2024

       Frank Lanuto
       Chief Financial Officer
       Stagwell Inc.
       One World Trade Center, Floor 65
       New York, NY 10007

                                                        Re: Stagwell Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-13718

       Dear Frank Lanuto:

              We have reviewed your January 18, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       20. Segment Information, page 113

   1. We note your response to our prior comment number 2. If the balance of long-lived assets located outside the
United States in aggregate represents more than 10% of the total long-
                                                        lived assets, please
revise to disclose separately the balances of long-lived assets located in the United States
and outside the United States in total. Refer to ASC 280-10-50-41(b).
 Frank Lanuto
FirstName  LastNameFrank Lanuto
Stagwell Inc.
Comapany
January 30,NameStagwell
            2024        Inc.
January
Page 2 30, 2024 Page 2
FirstName LastName
       Please contact Aamira Chaudhry at 202-551-3389 or Stephen Kim at 202-551-3291 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services